EXHIBIT (a)(6)(I)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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                                          X
IN RE EON LABS, INC.                      :   CONSOLIDATED
SHAREHOLDERS LITIGATION                   :   Civil Action No. 1134-N
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                   CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

      Plaintiffs, by their attorneys, allege upon information and belief, except as to the allegations that pertain to plaintiffs, which are alleged upon personal knowledge, as follows:

                              SUMMARY OF THE ACTION

      1. This is a class action on behalf of the public shareholders of Eon Labs, Inc. ("Eon" or the "Company") to remedy breaches of fiduciary duty by the defendants and to enjoin a proposed self-dealing plan through which defendant Novartis AG ("Novartis") would acquire Hexal AG and a controlling interest in Eon. The plan contemplates Novartis subsequently buying out Eon's public shareholders through a coercive tender offer (the "Tender Offer"), followed by a squeeze out merger (the "Merger") (together with the Tender Offer, the acquisition of Hexal AG and the acquisition of a controlling interest in Eon, the "Proposed Transaction"). Pursuant to the Tender Offer and Merger, Novartis will purchase the publicly held shares of Eon for $31.00 per share, only 11% above the trading price of publicly held shares on the day prior to the announcement of the Proposed Transaction.

                                     PARTIES

      2. Plaintiff Ellen Wiehl has been the owner of common stock of the Company since prior to the announcement of the Proposed Transaction, and at all times continuously to date.


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      3. Plaintiff Jason Hung has been the owner of common stock of the Company since prior to the announcement of the Proposed Transaction, and at all times continuously to date.

      4. Plaintiff Erste Sparinvest Kapitalanlagegesellschaft MBH has been the owner of common stock of the Company since prior to the announcement of the Proposed Transaction, and at all times continuously to date.

      5. Plaintiff Peter J. Calcagno has been the owner of common stock of the Company since prior to the announcement of the Proposed Transaction, and at all times continuously to date.

      6. Plaintiff Paulena Partners LLC has been the owner of common stock of the Company since prior to the announcement of the Proposed Transaction, and at all times continuously to date.

      7. Eon is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at 1999 Marcus Avenue, Lake Success, New York, 11042. The Company primarily is engaged in developing, licensing, manufacturing, selling, and distributing a wide range of prescription pharmaceutical products primarily in the United States. Eon is one of the largest suppliers of generic pharmaceuticals in the United States. Eon is and at all times relevant hereto was listed and trade on NASDAQ National Market. Eon has approximately 88.8 million shares of common stock outstanding.

      8. Defendant Novartis is a Swiss corporation headquartered in Basel, Switzerland. Novartis is Europe's fourth largest pharmaceutical company. In 2004, Novartis achieved sales of $28.2 billion and a net income of $5.8 billion. Novartis and its affiliates employ about 81,400 people and operate in over 140 countries around the world. Novartis conducts business in the United States through its wholly owned subsidiary defendant Novartis Corporation, a New York


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corporation. Novartis formed defendant Zodnas Acquisition Corp. ("Zodnas"), a
Delaware corporation and wholly owned Novartis subsidiary, to effectuate the Proposed Transaction. The Proposed Transaction contemplates that, once the Hexal Transaction (defined below) and Santo Transaction (defined below) have closed, and before the commencement of the Tender Offer, Novartis will become the majority owner, and thus controlling shareholder, of the Company.

      9. Defendant Thomas Strungmann ("Strungmann") is and was at all relevant times the Chairman of the Company's Board (the "Eon Board"). In 1986, defendant Strungmann and his twin brother Andreas Strungmann co-founded Hexal AG ("Hexal"), a German corporation, which manufactures and sells pharmaceutical products in Germany. Defendant Strungmann has served as Hexal's Co-Chief Executive Officer and Co-President since then. Hexal, which has a strategic partnership with Eon as set forth below, is wholly owned by the Strungmann brothers and their families. Hexal is the second largest manufacturer of generic pharmaceuticals in Germany, which is the second largest market for generic pharmaceuticals in the world. Hexal had sales of $1.65 billion in 2004.

      10. Defendant Santo Holding (Deutschland) GmbH ("Santo") is the holder of 60 million shares of Eon common stock, representing approximately 67% of the outstanding shares of Eon common stock (the "Controlling Shares"). Santo is wholly owned by the Strungmann brothers and their families.

      11. Defendant Bernhard Hampl ("Hampl") is and was at all relevant times a director of the Company, as well as the Company's President and Chief Executive Officer ("CEO"). From May 1995 to October 1995, Dr. Hampl was employed by Hexal to evaluate the possibility of establishing a U.S. subsidiary.


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      12. Defendant Mark R. Patterson ("Patterson") is and all times relevant hereto has been a director of Eon. Patterson has been a director of the Company since October, 2002. Patterson's term as a Class III director of Eon expires at the annual meeting of Eon shareholders in 2005. Patterson was one of the two directors of Eon who served on the Special Committee of the Board of Directors of Eon ("Special Committee") which recommended that the Eon Board approve the Tender Offer and Merger. Patterson is a member of the Board's Compensation Committee as well as one of the two members of the Option Committee of the Board's Compensation Committee ("Option Committee"), which administers the Company's stock option plans and grants options and other stock-based awards under the stock option plans.

      13. Frank F. Beelitz ("Beelitz") is and all times relevant hereto has been a director of Eon. Beelitz has been a director of the Company since February, 2002. Beelitz's term as a Class I director of Eon expires at the annual meeting of Eon shareholders in 2006.

      14. Douglas M. Karp ("Karp") is and all times relevant hereto has been a director of Eon. Karp has been a director of the Company since October, 2002. Karp's term as a Class I director of Eon expires at the annual meeting of Eon shareholders in 2006. Karp was the second member of the Special Committee which recommended that the Eon Board approve the Tender Offer and Merger. Karp is also a member of the Board's Compensation Committee, as well as one of the two members of the Option Committee, which administers the Company's stock option plans and grants options and other stock-based awards under the stock option plans.

      15. The defendants named in paragraphs 9 and 11 through 14, collectively referred to as the "Individual Defendants," are in a fiduciary relationship with plaintiffs and the other public shareholders of Eon, and owe them the highest obligations of loyalty, good faith, fair dealing,


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and full and candid disclosure by virtue of their positions as directors and officers of the Company.

      16. Defendants Santo, Novartis, and Zodnas through their ownership of and/or contractual right to purchase a 67.7% ownership interest in Eon at relevant times hereto, are each controlling shareholders of Eon. As such Santo, Novartis and Zodnas are in a fiduciary relationship with plaintiffs and the other public shareholders of Eon.

                           JURISDICTIONAL ALLEGATIONS

      17. This Court has jurisdiction over Novartis pursuant to 10 Del. C. ss.3104. Novartis formed and incorporated its wholly owned subsidiary Zodnas in Delaware for the sole purpose of effectuating the Proposed Transaction. The Merger Agreement, to which Novartis is a party, is governed by Delaware law, and Novartis has consented to the exclusive jurisdiction of the State and federal courts of Delaware "in any suit, action or proceeding . . . based on any matter arising out of, or in connection with, the [Merger] Agreement or the transactions contemplated thereby." The February 11, 2005 Confidentiality Agreement between Novartis and Eon described below is also governed by Delaware law and has a Delaware forum selection clause. By virtue of its purchase of the Controlling Shares from Santos, Novartis will be a controlling shareholder of Eon, a Delaware Corporation.

                            CLASS ACTION ALLEGATIONS

      18. Plaintiffs bring this action pursuant to Court of Chancery Rule 23, on plaintiffs' behalf and as a class action on behalf of all other shareholders of the Company (except defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' wrongful actions, as more fully described herein (the "Class").


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      19. This action is properly maintainable as a class action for the following reasons:

            (a) The Class is so numerous that joinder of all members is impracticable. There are 88.8 million shares of the Eon common stock outstanding. There are likely hundreds, if not thousands, of record and beneficial holders of Eon common stock.

            (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                  (i) whether defendants have breached their fiduciary duties of undivided loyalty and good faith with respect to plaintiffs and the other members of the Class in connection with the Proposed Transaction;

                  (ii) whether the Individual Defendants, together with Novartis and Santos, in connection with the Proposed Transaction, are pursuing a course of conduct designed to eliminate the public shareholders of Eon in violation of the laws of the State of Delaware;

                  (iii) whether Eon's directors are able to negotiate at arm's length and in good faith on behalf of Eon's minority public shareholders;

                  (iv) whether the Individual Defendants and Novartis are unjustly enriching themselves and other insiders or affiliates of Eon;

                  (v) whether Novartis, as the controlling and dominating shareholder of Eon, has breached and is breaching its fiduciary duties to the Eon shareholders by making an unfair and inadequate offer to take the Company private;

                  (vi) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the transaction, including the duties of candor, good faith and fair dealing; and


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                  (vii) whether plaintiffs and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

            (c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and the Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

            (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

            (e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

                                   BACKGROUND

      20. Eon is a premier generics company, and is also one of the fastest growing generics companies in the world. Eon specializes in first to market generics. In the last three years, Eon has produced 15 first to market generic products and is the market share leader for nearly one half of its products. Eon currently has 29 Abbreviated New Drug Applications ("ANDAs") pending before the U.S. Food and Drug Administration ("FDA") covering branded products with annual branded prescription sales of $14.6 billion. Eon has established a strong


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position in the U.S. "hard to make" generic products market. Eon sells generic versions of the antidepressant Wellbutrin and the diabetes medication
Glucophage.

      21. Eon's strong position in the generic pharmaceutical industry is evidenced by the recent approval of three of its new generic drugs by the FDA. On April 6, 2005, Eon announced that it received final approval from the FDA for Nitrofurantoin Monohydrate/Macrocrystals 100mg capsules, the generic equivalent to Macrobid(R) capsules and Gabapentin 100mg, 300mg and 400mg capsules, the generic equivalent to Neurontin(R) capsules. Then on April 18, 2005 the Company announced that it received final approval from the FDA for Anagrelide HCl capsules, the generic equivalent of Agrylin(R) capsules, in the same strengths as the brand, 0.5mg and 1mg. Eon further stated that it planned to commence shipping Nitrofurantoin Monohydrate/Macrocrystals, Gabapentin and Anagrelide HC1 capsules immediately.

      22. The generics pharmaceuticals industry is growing dramatically, particularly in the U.S. Between 2002 and 2007, pharmaceutical companies, including GlaxoSmithKline Plc and AstraZeneca Plc will have lost patent protection on branded products with annual sales of over $82 billion. Double digit growth is expected in the generics industry through 2010, when the generics business will be a $100 billion a year business.

      23. Eon experienced record growth in 2004. For the year ended December 31, 2004, Eon reported net income of $119.4 million, compared to $70.1 million in the comparable period in 2003, an increase of 70.2% and diluted earnings per share of $1.32 compared to $0.77 per share for the year 2003, an increase of 71.4%.

      24. In 1995, Santo, through its wholly owned subsidiary Hexal Pharmaceuticals Inc., a Delaware corporation ("HPI") bought 50% of the publicly traded shares of Eon. Over time Santo has increased its stake in the Company. Prior to the Proposed Transaction, defendant


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Strungmann and his twin brother Andreas and their families held a 67.7% stake in
Eon through Santo.

      25. Hexal is a privately held pharmaceutical company, headquartered in Holzkirchen, Germany, which develops, produces, markets and distributes modern generic drugs and medicinal products. Hexal was founded in 1986 by defendant Strungmann and his twin brother Andreas Strungmann. Hexal ranks as the second largest manufacturer in the German generics market and the fourth largest generic manufacturer worldwide, employing approximately 7,000 people in over 40 countries. Hexal achieved sales of $1.65 billion in 2004.

                          THE CONFIDENTIALITY AGREEMENT

      26. On February 11, 2005, Eon entered into a Confidentiality Agreement with Novartis, which provided that Eon would provide Novartis with "Evaluation Material" in order to allow Novartis "to evaluate a potential negotiated (except as permitted by this letter agreement) transaction" with Eon. The Confidentiality Agreement was signed on behalf of Eon by Defendant Hampl as President and Chief Executive Officer.

      27. The Confidentiality Agreement also provides that if Novartis acquires a "Control Block" during the "Restricted Period," it will "prior to the expiration of the Restricted Period, propose and use reasonable efforts to take all legally permissible actions to consummate a tender offer" to acquire the publicly held shares of Eon common stock at a price per share "equal to the dollar equivalent value of the amount of Euro paid per Santo Share calculated as of the date of the agreement to purchase the Santo Shares." The Confidentiality Agreement does not even provide the structural protection of a majority of the minority tender provision. If a majority of the Public Shares are not tendered, Novartis has the right, under that agreement, to purchase enough shares to enable it to effect a short form merger under 8 Del. C. ss. 253.


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                            THE PROPOSED TRANSACTION

      28. On February 21, 2005, in an attempt to boost its own lagging generic drug business, Novartis announced that it had entered into a definitive merger agreement to acquire 100% of Hexal and Eon.

      29. To facilitate the acquisition of Hexal and control of Eon, Novartis has undertaken a series of transactions. Initially, two separate definitive agreements were executed: the Share and Partnership Interest and Transfer Agreement ("Hexal Purchase Agreement") dated February 16/17, 2005, by which Novartis purchased 100% ownership of Hexal for approximately $5.75 billion in cash (the "Hexal Transaction"); and the Agreement for Purchase and Sale of Stock (the "Control Agreement") dated February 20, 2005, by which Novartis purchased Santo's 60 million shares of Eon stock (67.7% of Eon's share capital and 65.4% on a fully diluted basis) (referred to hereinafter as the "Santo Shares") for approximately $1.7 billion in cash (the "Santo Transaction"). In the Control Agreement, Santo further agreed to use its best efforts to "cause the Company to fulfill its covenants and obligations under the Company Merger Agreement" and that it will cause defendant Strungmann to remain in his current position as an Eon officer through the closing of the stock sale. Thus, for a total of EUR 5.65 billion in cash or approximately $8.3 billion, which Novartis paid either directly to the Strungmann brothers and their families or their wholly owned entities, Novartis obtained majority control of Eon and 100% ownership of Eon's strategic partner Hexal.

      30. Also on February 21, 2005, Novartis announced the second step of the Proposed Transaction whereby Novartis will offer to acquire the remaining approximately 31.9 million fully diluted public shares (treasury method) of Eon for $31.00 per share in cash. Pursuant to the Eon Merger Agreement dated February 20, 2005 (the "Merger Agreement"), Novartis will


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launch the Tender Offer for the remaining 31.9 million fully diluted shares
(34.6%) in Eon for $31.00 per share.

      31. The acquisition of Santo's controlling interest in Eon, Novartis' acquisition of Hexal, and the subsequent Tender Offer and Merger are interrelated transactions. Without the acquisition by Novartis of the Santo interest in Eon, the Strungmann family would not have sold Hexal, nor would Novartis have been able to launch the Tender Offer as a controlling shareholder of Eon for the remaining shares of the Company not held by Santo, the Strungmann family, or their affiliates (the "Public Shares").

      32. Before the Strungmann family would have sold Hexal to Novartis, the Control Agreement had to be completed. The Tender Offer Statement on Schedule TO issued by Novartis in connection with the Proposed Transaction ("Schedule TO") and filed with the Securities and Exchange Commission (the "SEC") on May 23, 2005 makes plain that disposition of Santo's interest in Eon was an essential part of any agreement to acquire Hexal. At page 27, the Novartis Schedule TO states that during the course of the negotiations for Hexal, defendant Strungmann expressed interest in selling the Santo shares "as part of the contemplated acquisition of Hexal by Novartis." From that point forward, there is not a single mention in the Schedule TO about an acquisition of Hexal that did not include a sale of the Santo shares by Strungmann and his family. Moreover, Novartis' decision to pursue a joint acquisition of Hexal and the Company was premised in part on "the interest of the Strungmann family in selling the Santo Shares." Schedule TO at 27. As alleged in paragraph 60 herein, Strungmann was motivated to sell Hexal and Santo's interest in Eon together, and the Special Committee never explored the alternatives of selling Eon apart from a sale of Hexal, and never explored whether an acquirer of both would have paid consideration more favorable to Eon's public shareholders.


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      33. The Control Agreement was an integral piece of Novartis' plan to acquire 100% of Eon's stock. Without the acquisition of Santo's interest in Eon, Novartis had no chance to complete a successful tender offer as the controlling shareholder of Eon. A precursor to any such tender offer would have necessarily been an agreement by the Strungmann family to dispose of their controlling interest through Santo in the Company.

      34. On the same day that Novartis issued the Schedule TO, May 23, 2005, the Company issued and filed with the SEC a definitive Solicitation/Recommendation Statement on Schedule 14D9 (the "Proxy Statement"). In the Proxy Statement the Company states that both its Board and the Special Committee, among other things, (i) approved the purchase of the Santo Shares pursuant to the Control Agreement, the Tender Offer and the Merger in accordance with Delaware law, and (ii) determined to recommend acceptance and approval of the Tender Offer and adoption of the Merger Agreement by the Company's shareholders.

             THE TENDER OFFER AND RELATED TRANSACTIONS ARE UNFAIR TO
                             PLAINTIFF AND THE CLASS

      35. The Proposed Transaction has been interpreted as a means to boost sales at Novartis' Sandoz Generic drug unit, Novartis' slowest growing division in 2004. For example, Dieter Winet, a portfolio manager at Swisscanto Asset Management has stated, "[t]he generics area was a problem for Novartis and with this acquisition they have resolved that problem with a quantum leap."

      36. Both Eon and Hexal will be merged with Novartis' Sandoz Unit, creating the world's largest maker of generic pharmaceuticals and medicines based on global revenues. The combined company, which will operate under the Sandoz name will have a combined pro forma 2004 sales of approximately $5.1 billion and a portfolio of more than 600 drugs.


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      37. Tellingly, in a February 21, 2005 press release, defendant Strungmann stated that the purpose of the Proposed Transaction was "to secure the future of Hexal and its employees." He said all options were reviewed "in the interests of employees and the families."

      38. While Eon public shareholders will not share in the future and ongoing growth of Eon following the consummation of the Proposed Transaction, as noted above, defendant Strungmann will continue to head that business and defendant Hampl will serve as Sandoz's CEO.

      39. Contrary to the Company's portrayal, the Proposed Transaction actually represents a substantial discount to Eon's minority public shareholders based on the intrinsic value of the Company and its future growth outlook, and is designed to take advantage of Eon's current trading price without payment of any reasonable premium for the actual value of its assets or its future business prospects.

      40. According to estimates, Novartis is paying about 3.8 times Hexal's and Eon's combined sales. By comparison, in a similar transaction by Teva Pharmaceuticals ("Teva") in January 2004, Teva paid approximately 6 times revenue in its purchase of Sicor Inc.

      41. Defendant Novartis' tender offer for the minority shares of Eon is approximately 11 percent more than the closing price of Eon shares prior to the announcement of the Proposed Transaction.

      42. Accordingly, the consideration in the transaction is not an industry standard premium at all, nor is it in the best interests of Eon's minority public shareholders. To the contrary, the consideration in the transaction is woefully inadequate, unfair, and clearly does not represent the true value of the Company.


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      43. Novartis is intent on paying the lowest possible price to Class members, even though the Individual Defendants and Novartis, as the majority shareholder of Eon, are duty bound to maximize shareholder value.

      44. Novartis has timed the transaction to freeze out Eon's minority shareholders in order to capture for itself Eon's future potential without paying an adequate or fair price to the Company's minority shareholders, and has placed an artificial lid on the market price of Eon stock so that the market would not reflect the Company's potential, thereby purporting to justify an unreasonably low price. In fact Novartis notes in the merger announcement on February 21, 2005, that:

            Over the past three years alone, Eon Labs has produced 15 first to market launches and has positioned itself as the market share leader for nearly half of the products in its portfolio, which includes 67 molecules in 147 dosage strengths. Eon Labs currently has 27 ANDAs (Abbreviated New Drug Applications) pending before the US Food and Drug Administration (FDA) covering approximately USD 14.3 billion in annual branded prescription drug sales. The combined pipeline covers nearly all of the major molecules predicted to lose patent protection during the next few years, representing an estimated USD 69 billion in US product sales between 2005 and 2009.

      45. As noted above, Eon has seen remarkable growth in recent years, which has continued into the present fiscal year, and which is not properly valued in the Proposed Transaction. For example, on Oct. 21, 2004 Eon reported net income of $28.1 million for the third quarter ended September 30, 2004, compared to $17.8 million in the comparable quarter in 2003, an increase of 57.6%. For the nine months ended September 30, 2004, net income was $89.2 million, compared to $51.0 million in the comparable period in 2003, an increase of 75.0%. On July 22, 2004, Eon reported net income of $28.8 million for the second quarter ended June 30, 2004, compared to $18.0 million in the comparable quarter in 2003, an increase of


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59.6%. For the six months ended June 30, 2004, net income was $61.1 million, compared to $33.1 million in the comparable period in 2003, an increase of 84.4%. Moreover, on April 22, 2004, Eon reported record net income of $32.3 million for the first quarter ended March 31, 2004, compared to $15.1 million in the comparable quarter in 2003, an increase of 113.9%.

      46. Furthermore, Eon reported net income of $30.2 million for the fourth quarter ended December 31, 2004, compared to $19.2 million in the comparable quarter in 2003, an increase of 57.3%. For the year ended December 31, 2004, Eon reported net income of $119.4 million, compared to $70.1 million in the comparable period in 2003, an increase of 70.2%. Diluted earnings per share was $0.33 for the fourth quarter ended December 31, 2004, compared to $0.21 for the comparable quarter in 2003, an increase of 57.1%. For the year ended December 31, 2004, diluted earnings per share was $1.32 compared to $0.77 per share for the year 2003, an increase of 71.4%. At December 31, 2004, Eon had assets of $545 million, with liabilities of only $102 million, including only $8.3 million in long term liabilities. Also as of year end 2004, Eon had nearly $420 million in current assets, including $59.5 million in cash and $136.3 in short term investments.

      47. In contrast, Novartis' net income in the fourth quarter rose 1%, the slowest profit growth for Novartis in five quarters.

     48. The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Eon's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings.


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     49. Novartis timed its offer to take advantage of the decline in the market price of Eon's stock. The offer has the effect of capping the market for Eon's stock to facilitate Novartis' plan to obtain the public interest in Eon as cheaply as possible.

     50. The terms of the proposed Transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Eon and Hexal and that possessed by Eon's public shareholders. Defendants' scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

     A. THE MEMBERS OF THE SPECIAL COMMITTEE BREACHED THEIR FIDUCIARY DUTIES BY CAUSING EON TO ENTER INTO UNNECESSARY EMPLOYMENT AGREEMENTS WHILE THEY WERE NEGOTIATING THE OFFER PRICE

     51. On February 11, 2005, the same date Eon entered into the Confidentiality Agreement, Eon also entered into employment agreements with ten Eon executives, including defendant Hampl. All of these employment agreements contained change of control provisions whereby the executives were entitled to substantial payments in the event that the executive lost his employment by virtue of a change in control of the Company. Due to the execution of the Confidentiality Agreement, Eon and the Individual Defendants knew at the time the employment agreements were entered into that Eon was about to enter into a change of control agreement with Novartis.

     52. In effect, the Company (and specifically its Compensation Committee (which includes defendants Kemp and Patterson who were negotiating with Novartis as members of the Special Committee at that time), which is charged with reviewing and approving all executive employment agreements) has granted the employees with whom it entered into these



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employment agreements a free insurance policy at a time when they knew a change of control in the Company was almost certain to occur.

     53. For example, in the case of defendant Hampl, the Company extended his term of employment three years and agreed to make substantial payments to him to the extent his employment was terminated during the period of that agreement. In effect, Hampl has three guaranteed years of employment with the Company or its successor-in-interest, or at the very least, a substantial golden parachute if his employment with a new employer does not work out. Hampl can also receive the same substantial payments if, within nine to eleven months after a change in control, he terminates his employment with the Company for "good reason." Thus, the Company, the Compensation Committee, and Hampl agreed that, to the extent he went forward as an employee for Novartis, he would have a relatively brief trial period to see if he like it. If he did not, he was free to leave and reap the benefit of the substantial payments contemplated under the revised employment agreement.

     54. The Special Committee's actions in providing these benefits to Hampl and other Eon insiders at a time when they knew a change in control of the Company was imminent shows that Kemp and Patterson were conflicted and could not fulfill their fiduciary duties to the Company's minority shareholders. While negotiating the consideration to be received by Plaintiff and the Class in connection with the Tender Offer and Merger, the Special Committee members, as part of the Company's Compensation Committee, gave a lucrative contract extension to Hampl, despite the fact that he was the very person who signed the Confidentiality Agreement between Eon and Novartis that gave Eon the right to purchase shares at the coercive price of $28.45 if a majority of the public shares were not tendered, thereby constraining the Special Committee's ability to obtain the best deal for the public shareholders.

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     B.   THE PROPOSED TRANSACTION, INCLUDING THE TENDER OFFER, IS COERCIVE AND
          UNFAIR

     55. Strungmann used his control of Eon to benefit himself and his family by improperly coercing Eon's public shareholders to accept the $31.00 Offer Price. Strungmann's threat to transfer Hexal and the Santo Shares to Novartis, regardless of Novartis' willingness to acquire the Public Shares, significantly influenced the Special Committee in its negotiation of the Offer Price. The Proxy Statement specifically states that, "THE SPECIAL COMMITTEE DISCUSSED THE POTENTIALLY NEGATIVE IMPACT ON THE COMPANY AND ITS STOCKHOLDERS IF NOVARTIS WERE TO PURCHASE THE SANTO SHARES WITHOUT SEEKING TO ACQUIRE THE PUBLIC SHARES." Proxy Statement at 8 (emphasis added). The Proxy Statement also specifically states that "the Special Committee considered what impact a sale of Hexal (with or without a concurrent sale of the Santo Shares) without a sale of the Public Shares would have on the Company. Id.

     56. Accordingly, the Special Committee's evaluation was driven by the possibility that Strungmann might convey Hexal and/or the Santo Shares to Novartis without Novartis obtaining the Public Shares. If Strungmann were to convey the Santo Shares to Novartis, without Novartis obtaining the public shares, the minority shareholders would be left in the unenviable position of having a minority interest in Eon, with Eon being controlled by Novartis, a competitor of Eon. Similarly, the Proxy Statement clearly states that if Strungmann were to convey Hexal to Novartis, without Novartis also acquiring the Public Shares, this transfer would also be detrimental to Eon.

     57. Furthermore, in its discussion of the Confidentiality Agreement, the Proxy Statement reveals that if Novartis fails to obtain a majority of the Public Shares through the Tender Offer, then Novartis' restriction preventing the acquisition of Public Shares without

Special Committee and Board approval would be lifted, and Novartis would be permitted to acquire additional Public Shares "by legally permissible open market purchases or tender offers." Proxy Statement at 3. In this situation, "Novartis would be obligated to consummate a tender offer for the Public Shares at a price equal to the price per share paid for the Santo Shares [$28.45]." Proxy Statement at 14.

     58. In fact, Novartis actually used this threat in its negotiations with the Special Committee. The Proxy Statement confirms that "Dr. Vasella [CEO of Novartis] indicated to Mr. Patterson [of the Eon Special Committee] that if the special Committee and the Board were unable to come to an agreement with Novartis on the price to be paid for the Public Shares, Novartis would attempt to proceed with a transaction to acquire the Santo Shares and the shares of Hexal, leaving the holders of Public Shares with the prospect of having their shares acquired by Novartis pursuant to a transaction, the terms of which would be limited only by the Confidentiality Agreement," which as stated above would call for a tender offer by Novartis at $28.45 per share. Proxy Statement at 12. Thus, the coercive nature of these interrelated transactions is expressly set forth in the Proxy Statement. If the Special Committee failed to support the Offer Price, then Strungmann, in clear breach of his fiduciary duties as a controlling shareholder, would simply convey Hexal and the Santo Shares to Novartis, and the public shareholders of Eon would remain as minority holders in a company controlled by a competitor and would have virtually no protection from Dr. Vasella's express threat to squeeze them out at a lower price.

     C. THE PROXY STATEMENT DEMONSTRATES THAT THE SPECIAL COMMITTEE AND THE BOARD RELIED ON THE PRESUMED FAIRNESS OF THE $28.45 SANTO SHARE PRICE WITHOUT CONSIDERING THE EFFECT OF THE HEXAL TRANSACTION ON THAT PRICE

     59. The Proxy Statement states that one reason for the Special Committee's recommendation is that the $31.00 Offer Price represents a $2.55 premium over the Santo Share Price. The Proxy Statement specifically states that "the Special Committee considered the fact that the $31.00 price per public share represented approximately $2.55 more than the price Novartis was offering for the Santo Shares." Proxy Statement at 14. In short, the Special Committee considered the Offer Price to be fair, in part, because the Offer Price exceeded the Santo Share Price by $2.55.

     60. The Special Committee, however, never considered whether the $28.45 Santo Share Price was actually an appropriate touchstone against which to measure the Offer Price. In fact, it is particularly INAPPROPRIATE to use the $28.45 price to justify the fairness of the $31.00 per share Offer Price because the Santo Purchase by Novartis was contingent upon the sale of Hexal to Novartis, and defendant Strungmann controlled both Santo and Hexal. Thus, unlike the minority shareholders of Eon, Strungmann was motivated to obtain the best price possible for Hexal, Santo and Eon. It is therefore impossible to determine whether the $28.45 Santo Share Price is an appropriate basis to value Eon without determining the effect of the Hexal Transaction on that price.

     61. Defendant Strungmann was motivated to sell Hexal and to package the Santo Shares into the deal. Strungmann stood to gain as much as $5.7 billion from a sale of Hexal compared with only $1.7 billion from a sale of the controlling Santo Shares. This is not a typical situation where a controlling shareholder is arguably motivated to sell his controlling interest for the highest price possible. Accordingly, if the Santo Transaction undervalued Eon, Strungmann would be motivated to accept the $28.45 valuation in order to consummate the contingent sale of Hexal. Tellingly, it appears that Strungmann was willing to part with his controlling interest in Eon without receiving a control premium for his shares.

     62. The Schedule TO states that "[i]n June 2003 Novartis International AG . .. . approached Hexal to discuss the possibility of a sale." Schedule TO at 27. Furthermore, the Proxy Statement confirms that Strungmann limited his discussions for Hexal to potential acquirors who would also acquire Eon. The chronology of events set forth in the Proxy Statement begins by stating that "[d]uring the second half of 2004, Dr. Thomas Strungmann met with various representatives of Novartis AG's group of companies . . . to discuss the possible acquisition of Hexal and the Santo Shares by Novartis." Proxy Statement at 6. Subsequently, at a January 31, 2005 meeting of the Board, Strungmann reported that he "had discussions with a number of potential buyers of Hexal and the Santo Shares and that in his view Novartis was the only party that was willing and able to acquire both Hexal and the Company at acceptable prices." Proxy Statement at 7. There is no indication that packaging Hexal with Eon would be in the best interest of Eon's shareholders other than Strungmann, except for the unexplained rationale that absent a package deal Strungmann himself might cause Hexal to terminate certain contracts with Eon. Clearly, Strungmann was interested only in selling Hexal and Eon together, and under these circumstances Strungmann could, and did, use Eon to leverage his position for the sale of Hexal. It was therefore patently improper for the Special Committee and the Board to rely on the $28.45 price, without a detailed analysis of the Hexal Transaction, because this price was artificially set by Strungmann to effectuate the consummation of the Hexal Transaction. The Proxy Statement lists numerous reasons for the Eon Board and the Special Committee's recommendations, but does not demonstrate that the Special Committee or the Hexal Board ever analyzed the Hexal Transaction.

     D. THE PROXY STATEMENT FAILS TO DISCLOSE HIGHLY SIGNIFICANT AND MATERIAL INFORMATION NECESSARY FOR EON'S PUBLIC SHAREHOLDERS TO MAKE AN INFORMED DECISION REGARDING THE TENDER OFFER

     63. Significantly, as stated above, the Proxy Statement represents that the Special Committee and the Board considered the fact that the Offer Price is $2.55 higher than the $28.45 Santo Share Price to be evidence of the fairness of the Offer Price. Eon's public shareholders, however, cannot assess the validity of this purported indicia of fairness because, as explained above, Strungmann was selling Hexal as a condition to the Santo Transaction, and the Proxy Statement fails to provide any information regarding the effect of the Hexal Transaction on the $28.45 Santo Share Price. Strungmann possessed a clear incentive to accept a lower value for the Santo Shares in order to consummate the Hexal Transaction. Therefore, it is imperative that Eon's shareholders understand the value of Hexal relative to the price Strungmann was getting for the Santo Shares, in order to determine whether Strungmann was accepting too low an offer for the Santo Shares. The Proxy Statement provides no information on the negotiations for the sale of Hexal. Hexal is a privately held company, and therefore absent appropriate disclosures Eon's shareholders cannot accurately determine its value.

     64. The Proxy Statement also fails to explain, and affirmatively misrepresents, the material details and effect of the Technology Agreement dated March 20, 2002 between Eon and Hexal (the "Technology Agreement") as well as related documents. The Proxy Statement specifically states that the Special Committee was concerned that a sale of Hexal to Novartis without Novartis also acquiring the Public Shares would be detrimental to Eon because of "the possibility that Hexal would elect to terminate or allow the Technology Agreement to expire . . ." Proxy Statement at 8. The Technology Agreement, which is not attached to the Proxy Statement but is attached to a Form S-1 filed by Eon in 2002, will not expire by its terms until March 19, 2007 and, pursuant to Section
4.1 may only be terminated by mutual consent or by Hexal if Hexal and its affiliates and Santo and its affiliates beneficially own less than 50% of Eon, PROVIDED HOWEVER THAT "if Hexal terminates this agreement . . . Hexal agrees that it shall negotiate in good faith with Eon to enter a new agreement with respect to the sharing of Generic Products, Information and Technology." Furthermore, Section 9.2 of the Technology Agreement states that the agreement "shall inure to the benefit of and be binding upon the successors and assigns of each of the parties." The Proxy Statement is therefore materially misleading because it fails to explain that the agreement will remain in effect after Hexal is sold to Novartis and that Hexal is bound by the good faith provision to enter into a subsequent agreement with Eon if the agreement is terminated.

     65. Moreover, As noted above, the Proxy Statement also fails to explain the significance of the Technology Agreement, the value of which cannot be determined by reviewing the agreement itself. The Board clearly considered this agreement to be material and believed that Eon would be harmed if the agreement were somehow terminated. The Proxy Statement fails to disclose the significance of the agreement to Eon and therefore, absent corrective disclosures, Eon's shareholders cannot determine the extent of the threat posed by its potential termination. Moreover, the section of the Proxy Statement regarding Merrill Lynch's valuation demonstrates that Merrill Lynch's "Public Comparables Analysis" and "Discounted Cash Flow Analysis" each contained two valuation scenarios, one in which "a formal technology agreement . . . with Hexal was renewed in 2007" and one in which it was not. Proxy Statement at 20-22. These analyses fail to provide material information as to how the agreement was valued.

     66. Additionally, the process by which Novartis is attempting to obtain complete ownership of Eon has not been fully disclosed. The Proxy Statement discloses that at a January 31, 2005 Board meeting, Strungmann "informed the Board that he had had discussions with a number of potential buyers of Hexal and the Santo Shares and that in his view Novartis was the only party that was willing and able to acquire both Hexal and the Company at acceptable prices." Proxy at 7. The Proxy Statement lacks detail as to Strungmann's efforts to sell Eon, and lacks explanation as to why it was necessary or desirable to sell Eon together with Hexal.

     67. The Proxy Statement also omits other material information regarding Merrill Lynch's valuation of Eon. For example, the "Public Comparables Analysis" states that Merrill Lynch relied on Eon's management's estimated 2005 earnings per share. However, the Proxy Statement does not disclose whether earnings for certain drugs for which Eon recently received final approval were factored into these estimates. On April 6, 2005, Eon announced that it had received final approval for Nitrofurantoin Monohydrate/Macrocrystals 100mg capsules, the generic equivalent of Macrobid (R) capsules, and had also received final approval for Gabapentin 100mg, 300mg and 400 mg capsules, the generic equivalent of Neurontin (R). Eon Labs represented at the time that it would "begin shipping [each] product immediately." Similarly, on April 18, 2005, Eon announced that it had received final approval for Anagrelide Hcl capsules, the generic equivalent of Agrylin (R) and would begin shipping that product immediately. The Proxy Statement does not disclose whether the estimates provided to Merrill Lynch include projected earnings for these new products.

                                     COUNT I

                        BREACH OF THE DUTY OF DISCLOSURE

     68. Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

     69. The defendants have already caused materially misleading and incomplete information to be disseminated to the Company's public shareholders. Having chosen to publicly communicate concerning the Proposed Transaction, defendants had an obligation to be complete and accurate in their disclosures, particularly because Eon's public shareholders must decide whether to retain their shares and seek appraisal in any second-step freeze out Merger or tender into the Proposed Transaction.

     70. The Proxy (as well as the Schedule TO) fails to disclose material financial information, including information necessary to prevent the statements contained therein from being misleading. The complete lack of any disclosure by defendants of the financial metrics used by the Special Committee to price the Proposed Transaction, the paucity of information regarding the Special Committee's consideration of the Hexal Transaction and the effect that transaction would have on the Proposed Transaction and the value to be received by the public shareholders of Eon, and the lack of information regarding the Technology Agreement and the effect of the Proposed Transaction thereon, among other things, affirm the inadequacy of disclosures to Eon shareholders. Because of defendants' failure to provide full and fair disclosures, Plaintiffs and the Class will be unable to make an informed decision on whether to tender their shares into the Tender Offer, and will be harmed thereby.

                                    COUNT II

                   BREACH OF FIDUCIARY DUTY - ENTIRE FAIRNESS

     71. Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

     72. The Tender Offer is coercive. The Tender Offer is not conditioned on a majority of the minority shares being tendered. Section 1.1(b) of the Merger Agreement states, in pertinent part:

            Subject to the terms of the Offer and this Agreement and the satisfaction of all the Tender Offer Conditions as of any Expiration Date, Novartis will cause Merger Sub to accept for payment and pay for any and all Public Shares validly tendered and not validly withdrawn pursuant to the Offer at the earliest time after such Expiration Date, regardless of the number of Public Shares tendered in the Offer (such date as Merger Sub shall be obligated to accept for payment any and all Public Shares validly tendered and not validly withdrawn pursuant to the Offer, the "Acceptance Date").

     73. Section 1.1(b) of the Merger Agreement further provides:

            On the Acceptance Date, the Confidentiality Agreement, dated as of February 11, 2005, by and between Novartis and the Company (the "Confidentiality Agreement") shall be amended such that the fifth paragraph thereof shall permit Novartis and Merger Sub to make acquisitions of Public Shares that are voluntary to the holders of Public Shares (such as by means of legally permissible open market purchases or tender offers), but shall not permit Novartis to cause a merger transaction (or other business combination) to be effected which would cancel Public
            Shares unless (i) a majority of the outstanding Public Shares vote in favor of such a transaction or (ii) Novartis and its Subsidiaries shall, at that time, own at least 90% of the outstanding Company Common Stock; provided, that the consideration to be received by the holders of Public Shares in any such transaction described in (ii) above shall be at least equal to the Offer Price per Public Share.

     74. Thus, even if Novartis does not acquire a total of 90% of the outstanding shares of Eon stock in the Tender Offer, it will be permitted to acquire a sufficient number of shares in the market, without regard to the Tender Offer price, to effect a short form merger pursuant to Del. C. ss.253 at $31.00 a share.

     75. This is aggravated by the fact that, as discussed above, pursuant to
Section 1.1(b) of the Merger Agreement, Novartis and Zondas, with the cooperation of the other defendants, have the right to extend and delay the closing of the Tender Offer. Moreover, as further provided by Section 1.1(b), after the Acceptance date, i.e., after Novartis and Zondas become obligated to accept and pay for shares tendered in the Tender Offer, the Confidentiality Agreement will be amended to allow Novartis to purchase remaining publicly held shares in open market purchases or subsequent purchase offers below the Tender Offer or Merger price. This combination of factors allows Novartis to freeze out non-tendering shareholders, effectively coercing public shareholders to tender all shares in the Tender Offer.

     76. Non-tendering shareholders thus are left with no meaningful choice whatsoever. Public shareholders may either tender their shares in the Tender Offer or face the prospect of holding shares of an illiquid stock, as evidenced by the fact that on April 19, 2005 a total of zero shares of Eon stock traded on NASDAQ, which Novartis can purchase at any price it can extract until it obtains sufficient shares to complete the squeeze out through a short form merger.

     77. As such, the Proposed Transaction lacks the structure necessary to afford necessary protection to minority shareholders. In addition, Novartis' reservation of the unilateral right, without binding obligation, to purchase Eon shares sufficient to consummate a short-form merger constitutes a threat of retribution and renders the Proposed Transaction coercive.

     78. Any appraisal remedy available in the Merger will be ineffective and unreasonably expensive for most Eon shareholders. Given the relatively small number of shares to be cashed out in the back-end Merger and the low price per share, shareholders will reasonably conclude that the cost, delay in payment and other "baggage" of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares.

          (a) The defendants thus have breached their fiduciary duties to Eon shareholders, and have aided and abetted one another in breaching their fiduciary duties to Eon shareholders, by using their control of Eon to force plaintiff and the Class to sell their equity interest in Eon at an unfair price, and deprive Eon's public shareholders of fair value to which they are entitled.

     79. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Eon's public shareholders are properly protected from overreaching. Eon has breached its fiduciary duties, which arise from its control of Eon, by using its control for its own benefit. The Individual Defendants have further breached their duties of loyalty, good faith and due care by entering into self dealing transactions, including the execution of the employment agreements set forth above and the issuance of the 2005 stock options to themselves and their friends.

     80. As a result of the actions of defendants, plaintiffs and the other members of the Class have been damaged in that they have not and will not receive their fair proportion of the value of Eon's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Eon stock.

     81. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Transaction to the irreparable harm of plaintiffs and the Class.

     82. Plaintiffs and the other members of the Class have no adequate remedy at law.

                                PRAYER FOR RELIEF

     WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action;

     B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

     C. To the extent the Proposed Transaction is consummated, rescinding it or awarding rescissory damages to the Class;

     D. Directing defendants to account to the plaintiffs and the Class for all damages suffered by them as a result of defendants' wrongful conduct;

     E. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     F. Granting such other and further relief as this Court may deem just and proper.

                                    MILBERG WEISS BERSHAD
                                        & SCHULMAN LLP

                                        By:   /s/ Seth D. Rigrodsky
                                          ---------------------------
                                        Seth D. Rigrodsky (DSBA No. 3147)
                                        Ralph N. Sianni (DSBA No. 4151)
                                        Brian D. Long (DSBA No. 4347)
                                        919 North Market Street, Suite 411
                                        Wilmington, DE  19801
                                        (302) 984-0597

                                        PLAINTIFFS' LEAD COUNSEL

                                    ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.

                                    By:  /s/ Joseph A. Rosenthal
                                       ---------------------------
                                    Joseph A. Rosenthal (DSBA No. 234)
                                    919 North Market Street, Suite 1401
                                    P.O. Box 1070
                                    Wilmington, DE 19801
                                    (302) 656-4433

                                    PLAINTIFFS' LIAISON COUNSEL

                             CERTIFICATE OF SERVICE

     I, Joseph A. Rosenthal, Esquire, do hereby certify that on this 27th day of May, 2005, I caused copies of the foregoing Notice of Filing Consolidated Amended Class Action Complaint and the Consolidated Amended Class Action Complaint to be served electronically upon:

Raymond J. DiCamillo, Esquire                    Kurt M. Heyman, Esquire
Richards Layton & Finger                         They Bayard Firm
One Rodney Square                                222 Delaware Avenue, Suite 900
920 North King Street                            Wilmington, DE  19801
Wilmington, DE  19801

Stephen E. Jenkins, Esquire                      Donald J. Wolfe, Esquire
Ashby & Geddes                                   Potter Anderson & Corroon LLP
222 Delaware Avenue                              1313 North Market Street
Wilmington, DE  19801                            Wilmington, DE  19801



                                                 /s/ Joseph A. Rosenthal

                                                 Joseph A. Rosenthal
                                                 (DSBA No. 234)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------- X
IN RE EON LABS, INC.                      : CONSOLIDATED
SHAREHOLDERS LITIGATION                   : C.A. NO. 1134-N
------------------------------------------X

          NOTICE OF FILING CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TO:    Raymond J. DiCamillo, Esquire             Kurt M. Heyman, Esquire
       Richards Layton & Finger                  They Bayard Firm
       One Rodney Square                         222 Delaware Avenue, Suite 900
       920 North King Street                     Wilmington, DE  19801
       Wilmington, DE  19801

       Stephen E. Jenkins, Esquire               Donald J. Wolfe, Esquire
       Ashby & Geddes                            Potter Anderson & Corroon LLP
       222 Delaware Avenue                       1313 North Market Street
       Wilmington, DE  19801                     Wilmington, DE  19801


     PLEASE TAKE NOTICE that plaintiffs have filed the within Consolidated Amended Complaint pursuant to paragraph 5 of the Order of Consolidation entered on April 12, 2005.

                                    ROSENTHAL, MONHAIT, GROSS &
                                    GODDESS, P.A.


                              By:   /s/ Joseph A. Rosenthal
                                    ------------------------------------------
                                    Joseph A. Rosenthal (DBA No. 234)
                                    Suite 1401, 919 North Market Street
                                    P.O. Box 1070
                                    Wilmington, DE 19899-1070
                                    (302) 656-4433

                                    Attorneys for Plaintiffs

                             CERTIFICATE OF SERVICE

     I, Joseph A. Rosenthal, Esquire, do hereby certify that on this 27th day of May, 2005, I caused copies of the foregoing Notice of Filing Consolidated Amended Class Action Complaint and the Consolidated Amended Class Action Complaint to be served electronically upon:

Raymond J. DiCamillo, Esquire                    Kurt M. Heyman, Esquire
Richards Layton & Finger                         They Bayard Firm
One Rodney Square                                222 Delaware Avenue, Suite 900
920 North King Street                            Wilmington, DE  19801
Wilmington, DE  19801

Stephen E. Jenkins, Esquire                      Donald J. Wolfe, Esquire
Ashby & Geddes                                   Potter Anderson & Corroon LLP
222 Delaware Avenue                              1313 North Market Street
Wilmington, DE  19801                            Wilmington, DE  19801



                                                 /s/ Joseph A. Rosenthal

                                                 Joseph A. Rosenthal
                                                 (DSBA No. 234)